Filed Pursuant To Rule 433

Registration No. 333-277837

April 23, 2026

BTC Grayscale Bitcoin Mini Trust ETF

Pioneering *exposure* to Bitcoin

BTC Fact Sheet

As of 3/31/2026

Grayscale has pioneered exposure to the transformative potential of Bitcoin since 2013. The Grayscale Bitcoin Mini Trust ETF is an exchange-traded product (ETP) that invests directly in Bitcoin. Ticker: BTC may deliver benefits to a wide spectrum of investors across several categories.

Investment Objective

The investment objective of the Grayscale Bitcoin Mini Trust ETF (BTC) (the "Fund") is designed to reflect the value of Bitcoin held by the Fund, determined by reference to the Index Price, less the Fund's expenses and other liabilities.

Efficient Exposure to Bitcoin

Grayscale Bitcoin Mini Trust ETF (BTC) offers investors access to Bitcoin in the form of an ETP, listed on NYSE Arca. Each share of the Fund represents ownership in the Fund, the sole assets of which are Bitcoin. Investors gain exposure to Bitcoin within a traditional brokerage account with all the benefits of an ETP. BTC, an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds.

Tracks the Price of Bitcoin

The spot price of Bitcoin is determined by market participants across multiple constituent exchanges for the most representative spot price. Each constituent exchange is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The index methodology and data for this spot price calculation can be found on coindesk.com/indices.

Cost Efficiency

At an expense ratio of 0.15%, the Fund presents investors with one of the most cost-effective options for Bitcoin exposure.

Convenience

The Fund can help remove the frictions and operational burdens of managing Bitcoin, without the challenges of buying, storing, and safekeeping the token directly.

Expert Sponsor

The Fund is built and managed by Grayscale, one of the only asset managers with over a decade of experience operating crypto investment vehicles and innovating within the asset class.

Growth of Hypothetical $10,000 (since inception)

The cumulative return of the Net Asset Value of BTC. Chart reflects a hypothetical $10,000 investment net of fund expenses management fees and other expenses.



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BTC
Index [1]

Key Investment Themes Driving Bitcoin Adoption

A Unique Asset

Bitcoin was designed with several features and qualities that have supported its growth and adoption. They also make Bitcoin a very unique asset. These properties include scarcity (fixed supply), portability, divisibility, fungibility, durability, and verifiability.

Technological Innovation

Bitcoin can be thought of as a technological innovation with undiscovered use cases that could emerge over its continued evolution and adoption.

Institutional Adoption

Large financial institutions, tech companies, and governments around the world have begun to embrace Bitcoin — adding it to their balance sheets, accepting Bitcoin as payment, embracing Bitcoin as legal tender, and more.

Returns*

Cumulative

Since NYSE Listing	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	3.34%	-22.57%	-40.77%	-22.57%	-17.81%	X	X	X	3.59%
NAV	3.34%	-22.59%	-40.78%	-22.59%	-17.86%	X	X	X	3.59%
Benchmark Index	3.35%	-22.57%	-40.74%	-22.57%	-17.73%	X	X	X	3.91%

Annualized

Since NYSE Listing	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	3.34%	-22.57%	-40.77%	-22.57%	-17.81%	X	X	X	2.14%
NAV	3.34%	-22.59%	-40.78%	-22.59%	-17.86%	X	X	X	2.14%
Benchmark Index	3.35%	-22.57%	-40.74%	-22.57%	-17.73%	X	X	X	2.33%

*Updated as additional returns data becomes available.

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

The Fund is subject to significant risk, heightened volatility, and possible loss of the entire principal. Therefore, the Fund is not suitable for all investors.

www.grayscale.com
info@grayscale.com 866-775-0313

Grayscale BTC Grayscale Bitcoin Mini Trust ETF Pioneering exposure to Bitcoin As of 3/31/26 Fund Details Inception Date: 07/31/2024 NYSE Listing Date: 07/31/2024 Benchmark Index: CoinDesk Bitcoin Benchmark Rate Assets Under Management: $3,502,908,200 Shares Outstanding: 116,809,960 Net Asset Value (NAV): $29.99 Bitcoin per Share: 0.000442372 Total Bitcoin in Fund: 51,673.03 Management Fee: 0.15% Trading Details Ticker: BTC Bloomberg IOPV Ticker: BTC.IV Index Ticker: CXBXR CUSIP: 389930108 ISIN: US3899301085 Primary Exchange: NYSE Arca Service Providers & Structure Sponsor: Grayscale Investments Sponsors, LLC Index Provider: CoinDesk Indices, Inc. Fund Administrator: BNY Digital Asset Custodian: Coinbase Custody Trust Company, LLC Additional Digital Asset Custodian*: Anchorage Digital Bank N.A. Auditor: KPMG LLP Delaware Statutory Trustee: CSC Delaware Trust Company BTC Fact Sheet *The Additional Digital Asset Custodian is an available alternative custodian that custodies a portion of the Product’s digital assets. Important Disclosures The Grayscale Bitcoin Mini Trust ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Fund. An investment in the Fund involves risks, including possible loss of principal. The Fund holds Bitcoin; however, an investment in the Fund is not a direct investment in Bitcoin. As a non-diversified and single industry Fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset trading platforms may impact the value of Bitcoin, and consequently the value of the Fund. Investments in digital assets are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Investments in digital assets are not suitable for an investor that cannot afford loss of the entire investment. The Fund relies on third party service providers to perform certain functions essential to the affairs of the Fund and the replacement of such service providers could pose a challenge to the safekeeping of the digital assets and to the operations of the Fund. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Fund’s Principal Market NAV per Share calculated in accordance with GAAP. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Bitcoin ETFs. Please refer to the Fund’s filings with the Securities and Exchange Commission for additional information. Bitcoin Risk Disclosures Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of Grayscale Bitcoin Mini Trust ETF (the “Fund”) and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Fund is correlated with the value of Bitcoin, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional. [1]. As of 4/1/26 the Fund tracks the CoinDesk Bitcoin Benchmark Rate. Prior to this date, the Fund tracked the CoinDesk Bitcoin Price Index (XBX). The CoinDesk Bitcoin Benchmark Rate provides a USD-denominated reference rate for the spot price of Bitcoin. The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price. The CoinDesk Bitcoin Price Index (XBX) provides a USD-denominated reference rate for the spot price of Bitcoin. [2] The Fund will not generate any income and regularly sells/distributes digital assets to pay for its ongoing expenses. Therefore, the amount of digital assets represented by each share will gradually decline over time

Grayscale Bitcoin Mini Trust ETF (the "Fund") has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.